04 JAN 28 AM 7:21

ERG GROUP

82-2373

Your ref
Our ref CMP-0014-01

12 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

04012397

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Announcement entitled "David Humann Retires as a Non-Executive Director".

Yours faithfully

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Beth Jones.

fr **Clare Barrett-Lennard**
Company Secretary

dlw 1/28

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

04 JAN 28 AM 7:21

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2004

TIME: 18:32:49

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Executive Director Retirement

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

12/01/2004 15:32

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - D Humann Announcement (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 107392 as follows:
Release Time: 12-Jan-2004 18:32:39
ASX Code: ERG
File Name: 107392.pdf
Your Announcement Title: David Humann Retires as a Non-Executive Director

107392.pdf

DATE	12 January 2004
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

David Humann Retires as a Non-Executive Director

Mr Tony Shepherd, Chairman of the ERG Group, today announced that Mr David Humann has retired as a Non-Executive Director. Mr Humann has retired due to the workload associated with his other directorships.

Mr Humann has been a Director of ERG since January 1998.

Mr Shepherd said: "David has been a valuable member of the Board over his six-year term, providing financial experience during some very difficult times, particularly over the last couple of years.

"We fully understand David's decision to stand down given his commitments as a director of other listed companies. I'd like to thank him for his contributions and wish him and his family all the best for the future."

Mr Duncan Saville will replace Mr Humann as Chairman of the Audit and Risk Committee.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group